Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – October 22, 2009
(Canadian dollars, except as noted)

PRECISION DRILLING TRUST
REPORTS THIRD QUARTER 2009 FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (the "Trust" or "Precision") reported revenue of $253 million for the third quarter of 2009, an 11% decrease from the third quarter of 2008.  Earnings before interest, taxes, depreciation and amortization and foreign exchange ("EBITDA") were $86 million for the third quarter of 2009, a 28% decline from the third quarter of 2008.  The decrease in revenue and EBITDA is due to significantly lower customer demand on an industry-wide basis, partially mitigated by Precision's acquisition in December 2008 of Grey Wolf, Inc ("Grey Wolf"), an onshore drilling contractor in the United States with 123 rigs including two in Mexico.  Precision reported net earnings of $72 million or $0.25 per diluted unit for the quarter ended September 30, 2009, a decrease of 13% compared to $82 million or $0.61 per diluted unit in the third quarter of 2008. Earnings in the third quarter of 2009 were reduced by a $27 million increase in finance charges. Earnings were increased in the quarter by a $63 million foreign exchange gain, or after-tax $0.19 per diluted unit. Net earnings per unit were impacted by the 119% increase in units outstanding in the one-year period ending September 30, 2009.

For the nine months ended September 30, 2009, net earnings were $187 million or $0.75 per diluted unit, a decrease of $24 million or 11% compared to $210 million or $1.56 per diluted unit for the first nine months of 2008. Net earnings decreased due to increased financing charges and lower utilization rates throughout North America partially offset by growth in Precision’s rig fleet in the United States. Earnings were supported by high-margin term customer contracts and a $105 million foreign exchange gain, or after-tax $0.36 per diluted unit, but these favourable factors did not entirely offset lower earnings from the sharp reduction in equipment utilization and customer pricing compared to 2008 results. Rig utilization days for the first nine months of 2009 were 4% higher than the same period of 2008 due to growth in Precision’s United States operations. EBITDA for the first nine months of 2009 totaled $314 million, a 4% increase from $302 million for the first nine months of 2008.

On a sequential basis, third quarter 2009 revenue increased by 21% over the second quarter.  The increase was attributed to higher rig activity due to seasonality in Canada, demand for services on oil wells and early indications that drilling for natural gas may have bottomed in the second quarter.  EBITDA margin as a percentage of revenue increased 6% over the second quarter due to the influence of higher rig activity and high margin term contracts partially offset by lower customer pricing on new work.  During the quarter 61% of overall drilling rig utilization days were generated from term contracts with term contract utilization day concentration in Canada at 42%, the United States at 78% and Mexico at 100%.

"Precision, and for that matter the North American land drilling industry, entered the third quarter with the lowest utilization and customer demand levels of the decade" stated Kevin Neveu, President and Chief Executive Officer.  "Precision's third quarter financial results demonstrate our ability to generate solid EBITDA margins, complete new rig build programs on schedule and on budget, and reduce spending quickly to conserve cash.  Precision is poised to exploit market opportunities as industry fundamentals strengthen.  The business trough that we, and the industry, are working our way through has reinforced Precision's focus on our Target Zero safety vision, integration of systems and processes in our expanded United States operation and the execution of our 2009 business plan. These results reinforce our promise of high performance, high value services to our customers.

"There was an increase in working rigs in both Canada and the U.S. during the third quarter.  In Canada, coming out of the spring break up, Precision returned rigs to work and currently has 60 drilling rigs working.  Precision believes that we have reached a bottom in Canadian activity.  One of the reasons for this belief is that Canadian customers are interested in locking in today's depressed day rates for the upcoming winter drilling season.  While we have experienced a seasonal pick-up in Canada and are encouraged by customer demand in response to higher oil prices and certain shale play opportunities, it is far too early to make the call for a meaningful recovery.

"In the U.S., we have seen a very gradual increase in the rigs working over the third quarter.  Precision is earning revenue on 75 rigs today, which includes 65 working and 10 idle rigs that are being paid at contracted rates.   Precision's very strong term contract position anchored our third quarter results.  However due to rig oversupply, day rate pressure persists in many areas of the market.  One of Precision's success stories is in the Marcellus shale region in Pennsylvania in which Precision has been very successful penetrating this rapidly growing market.  A few months ago we had two rigs working in this area, today we have eight rigs working and are planning to be up to 12 rigs working in the next six months.  Also, we have completed negotiations with a major exploration and development company to reactivate two rigs and relocate two rigs to Northwest Louisiana and one additional rig has been reactivated for North Texas.  All five of these rigs are being used for horizontal shale gas drilling.  Precision’s high performance, high value capabilities are ideally suited for all North American shale gas opportunities.

 "Sustained improvement in North American drilling markets will be driven by customer demand resulting from increases in the underlying commodity price of natural gas. We believe that due to the dramatic reduction in drilling activity, natural gas production declines will accelerate in Canada and the United States. In Canada, natural gas production is down 20% from its highs in 2007 and continues to decline.  In the U.S., production declines are becoming evident and by the end of 2009 natural gas production is expected to be down by 5% to 10% on a year-over-year comparison.  These supply factors, coupled with improvements in the global economy, should lead to strengthening natural gas prices and a need to replace declining production through the drill bit.  Precision has the experienced personnel, geographically positioned high performance rigs and the financial capacity to excel in the eventual upturn" concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended September 30,			Nine months ended September 30,
(stated in thousands of Canadian dollars, except per unit amounts)	2009	2008	% Change	2009	2008	% Change
Revenue	$253,337	$285,639	(11.3)	$911,379	$766,842	18.8
EBITDA(1)	85,739	118,820	(27.8)	314,386	301,741	4.2
Net earnings	71,696	82,349	(12.9)	186,588	210,354	(11.3)
Cash provided by operations	19,948	3,241	515.5	434,098	261,006	66.3
Capital spending	14,198	75,457	(81.2)	179,443	130,269	37.7
Distributions declared	-	49,046	(100.0)	6,408	147,137	(95.6)
Net earnings per unit: (2)
Basic	0.26	0.61	(57.4)	0.77	1.56	(50.6)
Diluted	0.25	0.61	(59.0)	0.75	1.56	(51.9)
Distributions declared per unit	-	0.39	(100.0)	0.04	1.17	(96.6)

Contract drilling rig fleet	390	249	56.6	390	249	56.6
Drilling rig utilization days:
Canada	4,653	10,048	(53.7)	14,634	25,422	(42.4)
United States	4,835	2,197	120.1	16,773	4,759	252.4
International	176	-	nm	176	143	23.1
Service rig fleet	229	229	-	229	229	-
Service rig operating hours	49,581	87,995	(43.7)	147,253	255,621	(42.4)
(1) EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, depreciation and amortization and foreign exchange.  See "NON-GAAP MEASURES".
(2) Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009. See note 10 to the unaudited consolidated financial statements.
nm - calculation not meaningful

FINANCIAL POSITION AND RATIOS

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2009	December 31, 2008	September 30, 2008
Working capital	$279,201	$345,329	$192,670
Working capital ratio	2.5	2.0	2.3
Long-term debt (1)	$795,560	$1,368,349	$231,784
Total long-term financial liabilities	$822,554	$1,399,300	$238,900
Total assets	$4,360,861	$4,833,702	$1,974,135
Long-term debt to long-term debt plus equity ratio	0.23	0.37	0.14
 (1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

During the first three quarters of 2009, Precision focused on reducing debt levels and strengthening its capital structure and as a result Precision took decisive steps to conserve cash and improve Precision's financial position. Precision repaid long-term debt by $479 million during the first three quarters of 2009 while maintaining a strong working capital balance of $279 million at September 30, 2009. Cash continues to be conserved through the indefinite suspension of cash distributions to unitholders and cost reduction measures that include personnel reductions and operating facility consolidation. Planned upgrade capital expenditures on existing equipment were significantly reduced and all of the new Super Series rigs from the 18 rig 2008 build program have been completed.

As announced for the second quarter of 2009, Precision entered into a series of financing transactions that raised approximately $380 million used to strengthen the Trust’s balance sheet by refinancing and restructuring debt incurred in the acquisition of Grey Wolf.  The financing transactions lowered the Trust's overall debt level, reduced and provided certainty to an overall blended interest rate of about 8% and right sized loan facilities to provide liquidity to fund future requirements.

Revenue of $253 million in the third quarter of 2009 was 11% lower than the prior year period.  The decrease was due to the impact of global economic conditions and low commodity prices that led to a sharp reduction in drilling and servicing of oil and natural gas wells. The decrease was partially mitigated by Precision's 2008 expansion initiatives through organic and acquisition growth in the United States onshore contract drilling rig market. Precision marketed an average United States fleet of 160 drilling rigs during the third quarter of 2009 as compared to a fleet of 24 drilling rigs in 2008.  Revenue in Precision's Canadian Contract Drilling Services division decreased 46% while revenue declined 49% in the Canadian based Completion and Production Services segment compared to the third quarter of 2008.   The mix of drilling rigs under term contracts and on complex well-to-well programs supported relatively strong average rig day rate results in the quarter.

The Trust reported EBITDA for the third quarter of $86 million compared with $119 million for the third quarter of 2008.  EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles ("GAAP") as discussed in the section "Non-GAAP Measures and Reconciliations" in this report. EBITDA margin, calculated as EBITDA as a percentage of revenues, was 34% for the third quarter of 2009 compared to 42% for the same period in 2008.   The 8% EBITDA margin decrease was attributable to decreased customer pricing and lower overall utilization in both operating segments offset by margin from idle but contracted rigs in the United States and Canada. Consistent with the previous quarter, Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain and maintenance facilities served to limit the declines.

In the Contract Drilling Services segment Precision currently markets 390 contract drilling rigs, including 226 in Canada, 161 in the United States, three rigs in international locations and 96 drilling rig camps.  Precision’s Completion and Production Services segment markets 229 service rigs, 29 snubbing units, 78 wastewater treatment units and a broad mix of rental equipment.

During the quarter an average of 51 drilling rigs worked in Canada, 53 in the United States and two in Mexico totaling 106 rigs working.  This compares with an average of 77 rigs working in the second quarter of 2009.  Drilling activity was subject to very weak customer demand in the third quarter principally due to low gas prices.

The first three quarters of 2009 continued to reflect a weak global economy and resulting low energy commodity prices. While the economy has begun to show signs of stabilization and oil pricing has recovered somewhat, there remains considerable demand uncertainty for both oil and natural gas and this has triggered very low underlying customer demand for oilfield services.

At the end of the quarter these conditions persist as the fundamentals for natural gas continued to show weakness as a result of record high storage levels in the United States. The supply capacity was delivered through drilling activity peaking in 2008 in many regions within the United States, especially unconventional resource plays in Texas and Louisiana. A significant portion of these wells, and the associated gas production gains, are subject to high depletion rates and the recent steep decline in drilling is beginning to show in recently reported production levels.

During the quarter two new rigs were deployed in the United States while in Canada and internationally, there was no change in rig counts as Precision continued to operate two drilling rigs in Mexico and has one idle rig in Chile. Precision will be opportunistic in deploying rigs to international markets with moderate new capital investment requirements and contracts that reward high value high performance services.

The industry and Precision have been experiencing declining utilization as customer spending has been dramatically reduced because of lower oil and natural gas commodity prices. For the third quarter of 2009 AECO natural gas spot prices averaged $2.93 per MMBtu, a decrease of 62% over the third quarter 2008 average of $7.80 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$3.15 per MMBtu in the third quarter of 2009 a decrease of 65% over the third quarter 2008 average of US$9.06 per MMBtu.  West Texas Intermediate crude oil averaged US$68.18 per barrel during the quarter compared to US$118.68 per barrel in the same period in 2008. The one-year forward price for North American natural gas was also lower, trading in a range of about $4.50 to $6.00 on Canadian and U.S. exchanges in the third quarter of 2009, compared to a range of about $7.50 to $13.00 in the same quarter of 2008.

Third quarter commodity prices and lasting effects from the global economic recession remain as harbingers for challenging conditions, despite recent economic stabilization.  Difficult capital markets, a weakening United States currency and relatively low natural gas commodity prices continue to have a negative impact on the North American oilfield service industry.   According to industry sources, as at October 9, 2009, the United States active land drilling rig count was down about 47% from the same period in the prior year while the Canadian drilling rig count was down about 49%.

Summary for the three months ended September 30, 2009:

•    The integration of the Grey Wolf acquisition in the United States has proceeded on schedule with a new organizational structure and financial systems in place throughout the quarter. The roll-out of vertical business support through supply chain and equipment management was initiated during the quarter and the development of business scope and certain new processes will continue through the fourth quarter of 2009 and into 2010.

•    Revenue was $253 million, a decrease of $32 million or 11% from the prior year quarter due to lower industry-wide customer demand and pricing for most of Precision's services.

•    Operating earnings were $55 million, a decrease of $41 million or 42% from the third quarter in 2008. Operating earnings were 22% of revenue, compared to 34% in 2008.   Operating earnings is not a recognized financial measure under GAAP as discussed in the section "Non-GAAP Measures and Reconciliations" in this report.

•    Capital expenditures for the purchase of property, plant and equipment were $14 million in the third quarter, a decrease of $61 million over the same period in 2008, and included $10 million on expansionary capital initiatives and $4 million on the upgrade of existing assets.  During the quarter two newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts in the United States. This completes Precision's 2008 new rig build program and upgrade capital spending continues to be restricted at low levels to match with equipment utilization.

•    Financial charges were $29 million, an increase of $27 million from the prior year.  This increase is due to credit facilities entered into during the fourth quarter 2008, however, this quarter's charges are down from $45 million in the second quarter of this year due to refinancing completed in the second quarter.

•    A significant portion of Precision’s secured credit facilities are denominated in US dollars.  During the quarter Precision recorded an unrealized foreign exchange gain of $67 million primarily due to a weakening of the US dollar compared to the Canadian dollar and the effect on the financial statement translation of long-term monetary items.

•    General and administrative costs were $25 million an increase of $12 million from the prior year due primarily to growth in Precision's United States operations, professional fees for advisory services and accruals for unit based compensation plans partially offset by personnel reductions and reduced discretionary expenses.

•    Average revenue per utilization day for contract drilling rigs in the third quarter of 2009 compared to the same period per day 2008 increased to US$22,497 from US$20,577 in the United States and from $15,296 in 2008 to $18,209 in 2009 for Canada. The increase in the revenue rates for Canada principally reflects $9 million in revenue generated from idle but contracted rigs associated with term customer contracts.  The increase in revenue rates in the United States reflects the new rig mix associated with the acquisition, including turnkey operations. These figures include US$9 million in revenue generated from idle but contracted rigs associated with term customer contracts.  Turnkey revenue was US$6 million generated from 117 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $614 in the third quarter of 2009 compared to $604 in the second quarter of 2009 and $675 for the third quarter of 2008.

•    Average operating costs per utilization day for drilling rigs increased in the third quarter of 2009 to US$12,692 from the prior year third quarter of US$10,289 in the United States and increased marginally in Canada from $8,351 to $8,822. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $438 in the third quarter of 2009 compared to $420 in the third quarter of 2008. Costs were slightly higher on Canadian drilling rigs due to fixed costs and an average deeper fleet working offset by cost saving initiatives implemented during the first and second quarters.   In the United States the increase was also impacted by turnkey operations where there is a larger scope of drilling costs that the drilling contractor is responsible for providing, with a commensurate increase in revenue.

Summary for the nine months ended September 30, 2009:

•    Precision lowered its debt to capitalization ratio from 0.37 at December 31, 2008 to 0.23 at September 30, 2009 with debt repayment of $479 million from proceeds through three equity raises and cash flow from operations in the first three quarters of 2009. As at September 30, 2009 Precision had a cash balance of $178 million and in combination with access to its US$260 million revolving credit facility and $25 million operating line, Precision continues to carry sufficient liquidity.

•    Revenue was $911 million, an increase of $145 million or 19% from the prior year due to growth in Precision's United States operations offset by lower activity levels and lower customer pricing.

•    Operating earnings were $212 million, a decrease of $29 million or 12% from 2008. Operating earnings were 23% of revenue, compared to 31% in 2008.

•    Capital expenditures for the purchase of property, plant and equipment were $179 million in the first three quarters of 2009, an increase of $49 million over the same period in 2008, and included $158 million on expansionary capital initiatives and $21 million on the upgrade of existing assets.  During the first nine months 16 newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, seven in Canada and nine in the United States.

•    Financial charges were $113 million, an increase of $106 million from the prior year due to debt service and refinancing costs associated with acquisition growth late in the fourth quarter of 2008.  With the refinancing accomplished in the first half of this year, finance charges are expected to be lower in future quarters.

•    Bad debt expense was $12 million for the nine month period and the allowance for doubtful accounts totaled $18 million. Creditworthiness remains a high priority as low energy commodity prices, especially natural gas, create financial hardship for certain customers.

•    A significant portion of Precision’s secured credit facilities are denominated in US dollars.  During the first three quarters Precision recorded an unrealized foreign exchange gain of $118 million primarily due to a weakening of the US dollar compared to the Canadian dollar and the effect on the translation of long-term monetary items.

•    General and administrative costs were $75 million, an increase of $26 million from the prior year due primarily to acquisition growth in Precision's United States operations partially offset by personnel reductions and reduced discretionary expenses.

OUTLOOK

The foundation for higher natural gas demand may be taking root now as early fourth quarter economic indicators provide the basis for stability and positive momentum. Commodity prices have improved on signs that global economies are no longer contracting and unemployment rates are stabilizing. Oil continues to trade well above its 52 week lows and has been a positive development for active rig counts in Canada and the United States. North American spot gas pricing since September 30, 2009 has recovered to the mid-four dollar range and the one year forward strip now trades at about six dollars. These are positive trends for customer cash flows and this may reflect an inflection point from gas demand uncertainty to growing concern over lower North American gas supply.

Currently, with the recession negatively impacting energy demand and with increased onshore domestic production, the United States natural gas storage levels are at a record high level surpassing the high end of the five-year average range and as at October 9, 2009 were 14% higher than storage volumes a year ago.  The increase in United States natural gas production, concerns over declines in industrial gas consumption and the prospect of higher liquefied natural gas ("LNG") imports continues to overshadow lower Canadian imports and the precipitous drop in active North American rigs drilling for natural gas.  At current drilling levels, Precision expects the United States supply of natural gas to show significant declines over the next twelve months as United States production has begun to drop off according to the latest available data.  Subject to demand, this should lead to higher commodity prices and support a recovery in drilling activity.

With low equipment utilization, the competitive pressure on all of Precision's service offerings remains, resulting in lower rates for services.  In the United States there has been a recent leveling of rigs working and a seasonal increase in rigs working in Canada though significantly lower than the second half of 2008. Precision expects these low levels of utilization to persist into the fourth quarter of 2009 and potentially longer depending on natural gas prices.  Customers have provided very little visibility regarding their oilfield service plans and expenditures beyond the fourth quarter of 2009. Precision expects EBITDA and EBITDA as a percentage of revenue to continue to decline from first half 2009 levels, though fourth quarter Canadian levels should be higher than third quarter 2009 levels as rigs return to service for certain winter only drilling programs.

Precision continues to carry a strong portfolio of long-term customer contracts that help mitigate the effects of the current downturn.  Precision expects to have an average of approximately 80 rigs under day work term contract in North America in the fourth quarter of 2009 and an average of 72 for the first quarter of 2010.  These term contract totals include 10 rigs in the United States that are currently not working but receiving margin revenue from customers.  In Canada, term contracted drilling rigs generate about 200 to 250 utilization days a year due to the seasonal nature of well access whereas in the United States Precision expects about 350 utilization days in most regions.

For all of 2009, Precision expects to have an average of approximately 94 rigs under term contract, with 55 rigs contracted in the United States, 37 in Canada and two in Mexico.  For 2010, Precision's current position is to have an average of approximately 34 rigs in Canada under term contract and 28 in the United States and one in Mexico, for a total of 63 for the full year.  For the calendar year of 2011, Precision expects an average of approximately 36 rigs to be generating revenue under existing term contracts, with 19 of these in Canada and 17 in the United States.  Precision’s long-term contracts continue to be honoured by its customers although in some cases, term revisions have been negotiated within original economic terms or paid out.

Precision expects to keep non-expansion capital expenditures at low levels during 2009.  Capital expenditures totaled $179 million in the first nine months of 2009 and are expected to be approximately $210 million for the full year, with approximately $40 million for upgrade capital and $170 million for previously committed expansion capital.  The expansion capital was primarily for 16 new rigs placed into service in 2009 pursuant to completion of the 2008 new rig build program.

Despite the persistence of near term challenges, the future of the global oil and gas service industry remains promising. For Precision, growth in the United States has positioned its rig fleet in most of the onshore growth basins in North America and this is expected to provide an opportunity to demonstrate its value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(stated in thousands of Canadian dollars)	2009	2008	% Change	2009	2008	% Change
Revenue:
Contract Drilling Services	$216,391	$212,567	1.8	$791,496	$547,938	44.4
Completion and Production Services	38,738	76,701	(49.5)	127,303	228,980	(44.4)
Inter-segment eliminations	(1,792)	(3,629)	50.6	(7,420)	(10,076)	26.4
	$253,337	$285,639	(11.3)	911,379	$766,842	18.8

Operating earnings: (1)
Contract Drilling Services	$60,484	$79,389	(23.8)	$221,536	$203,252	9.0
Completion and Production Services	4,536	21,604	(79.0)	17,411	64,277	(72.9)
Corporate and other	(9,659)	(4,971)	(94.3)	(27,110)	(26,347)	(2.9)
	$55,361	$96,022	(42.3)	$211,837	$241,182	(12.2)
 (1) Non-GAAP measure.  See "NON-GAAP MEASURES".

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

		Three months ended September 30,					Nine months ended September 30,
(stated in thousands of Canadian dollars, except where noted)		2009		2008	% Change		2009		2008	% Change
Revenue		$216,391		$212,567	1.8		$791,496		$547,938	44.4
Expenses:
Operating		117,200		112,121	4.5		439,513		288,559	52.3
General and administrative		13,097		5,850	123.9		43,440		17,310	151.0
EBITDA (1)		86,094		94,596	(9.0)		308,543		242,069	27.5
Depreciation		25,610		15,207	68.4		87,007		38,817	124.1
Operating earnings (1)		$60,484		$79,389	(23.8)		$221,536		$203,252	9.0
Operating earnings as a percentage of revenue		28.0%		37.3%			28.0%		37.1%
Drilling rig revenue per utilization day in Canada (2)		$18,209		$15,296	19.0		$18,398		$15,882	15.8
Drilling rig revenue per utilization day in the United States (2)	US	$22,497	US	$20,577	9.3	US	$24,344	US	$21,541	13.0
(1) Non-GAAP measure.  See "NON-GAAP MEASURES".
(2) Includes revenue from idle but contracted rig days and/or rig contract lump sum payouts.

	Three months ended September 30,
Canadian onshore drilling statistics: (1)	2009		2008
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	226	865	220	879
Drilling rig operating days (spud to release)	4,232	16,406	9,008	38,898
Drilling rig operating day utilization	20%	21%	44%	48%
Number of wells drilled	584	2,004	1,444	5,270
Average days per well	7.2	8.2	6.2	7.4
Number of metres drilled (000s)	891	3,046	1,786	6,826
Average metres per well	1,525	1,520	1,237	1,295
Average metres per day	210	186	198	175

	Nine months ended September 30,
Canadian onshore drilling statistics: (1)	2009		2008
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	226	865	220	879
Drilling rig operating days (spud to release)	13,103	53,017	22,578	98,683
Drilling rig operating day utilization	21%	22%	36%	41%
Number of wells drilled	1,666	5,909	3,307	11,964
Average days per well	7.9	9.0	6.8	8.2
Number of metres drilled (000s)	2,487	8,482	4,334	16,060
Average metres per well	1,493	1,435	1,310	1,342
Average metres per day	190	160	192	163
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors ("CAODC"), Precision and Daily Oil Bulletin – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics: (3)	2009		2008
	Precision	Industry (4)	Precision	Industry (4)
Average number of active land rigs for quarters ended:
March 31	82	1,287	13	1,712
June 30	50	885	15	1,797
September 30	53	936	24	1,910
Year to date	61	1,036	17	1,806

(3) United States lower 48 operations only.
(4) Baker Hughes rig counts.

In the Contract Drilling Services segment, revenue for the third quarter of 2009 increased by 2% to $216 million while EBITDA decreased by 9% to $86 million compared to the same period in 2008. The increase in revenue was due to acquisition growth in December, 2008.  The decline in EBITDA was due to lower rig utilization days in Canada.  Activity in North America was impacted by lower customer demand due to continued low natural gas and oil prices.  Drilling rig revenue per utilization day in Canada was up 19% over the prior year due to a greater percentage of contracted rig days compared to prior year, revenue from idle but contracted rigs and proportionately more activity from the Super Triple and Super Single rigs which typically receive a day rate premium.  During the quarter 42% of Precision’s utilization days in Canada and 78% of the utilization days in the United States were generated from rigs under term contract.  In the United States the average drilling utilization day rates for Precision remained relatively strong due to term contracted rigs and margin contributions from idle but contracted rigs.   As at the end of the quarter in the United States there were 38 drilling rigs working under term contracts and another 10 idle but contracted rigs where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the third quarter of 2009 were 4,653 a decrease of 54% compared to 10,048 in 2008.   Drilling rig activity for Precision in the United States was 120% higher than the same quarter of 2008 due to the acquisition in December, 2008. In the prior year quarter, Precision did not have any drilling rigs operating internationally compared to 176 utilization days in the current quarter from operations in Mexico.

Precision's camp and catering division experienced an activity decrease of 60% over the prior year third quarter as demand for base camp and traditional rig camps fell with the overall decline in oilfield service activity in western Canada.

Operating expenses were 54% of revenue for the quarter compared to 53% for the prior year quarter.  Operating costs for the quarter were marginally higher than the prior year due to fixed costs and a deeper fleet on average offset by cost containment measures.

Despite the significant drop in activity and increased pressure on day rates, EBITDA margins in contract drilling were only slightly lower than prior year due to term contracts, management control over costs and efforts to minimize the erosion of drilling rig day rates.

Depreciation in the Contract Drilling Services segment increased from the prior year due to the increase in activity in the United States and the increase in carrying value of rigs to fair market value on acquisition.  The segment applies the unit of production method in calculating rig depreciation expense.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended September 30,			Nine months ended September 30,
(stated in thousands of Canadian dollars, except where noted)	2009	2008	% Change	2009	2008	% Change
Revenue	38,738	76,701	(49.5)	127,303	228,980	(44.4)
Expenses:
Operating	27,790	45,831	(39.4)	90,318	137,825	(34.5)
General and administrative	2,698	2,643	2.1	7,169	7,935	(9.7)
EBITDA: (1)	8,250	28,227	(70.8)	29,816	83,220	(64.2)
Depreciation	3,714	6,623	(43.9)	12,405	18,943	(34.5)
Operating earnings (1)	4,536	21,604	(79.0)	17,411	64,277	(72.9)
Operating earnings as a percentage of revenue	11.7%	28.2%		13.7%	28.1%

	Three months ended September 30,			Nine months ended September 30,
Canadian well servicing statistics:	2009	2008	% Change	2009	2008	% Change
Number of service rigs (end of period)	229	229	-	229	229	-
Service rig operating hours	49,581	87,995	(43.7)	147,253	255,621	(42.4)
Service rig operating hour utilization	24%	42%		24%	41%
Service rig revenue per operating hour	$614	$675	(9.0)	$664	$699	(5.0)
(1) Non-GAAP measure.  See "NON-GAAP MEASURES".

In the Completion and Production Services segment, revenue for the third quarter decreased by 49% from 2008 to $39 million while EBITDA declined by 71% to $8 million.  The decrease in revenue and EBITDA is attributed to the decline in industry activity as customers reduced spending in response to sharply lower oil and natural gas commodity prices.

Service rig activity declined 44% from the prior year period, with the service rig fleet generating 49,581 operating hours in the third quarter of 2009 compared with 87,995 hours in 2008 for utilization of 24% and 42%, respectively.  The reduction was a result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells.  New well completions accounted for 23% of service rig operating hours in the third quarter compared to 32% in the same quarter in 2008.   Well completions in Canada in the third quarter were down 50% - 60% from the same quarter in 2008.

Average service rig revenue per operating hour decreased $61 over the prior year whichh along with labour cost increases of about $25 per operating hour during the fourth quarter of 2008 negatively impacted EBITDA margin.

Higher variable operating expenses, fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percent of revenue from 60% in the third quarter of 2008 to 72% for the same period in 2009.   Operating costs per operating hour increased over the comparable period in 2008 due primarily to increased wages and lower activity.

Depreciation in the Completion and Production Services segment in the third quarter of 2009 was 44% lower than the prior year period due to lower equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses increased by 94% to $10 million in the third quarter of 2009 compared to $5 million in the same period of 2008. The increase was primarily associated with the integration of the expanded United States operations and the quarterly revaluation of unit based incentive compensation expense.

Other items

Net financing charges of $29 million for the third quarter of 2009 were $27 million higher than the prior year.  Included in financing charges is $7 million for the amortization of deferred financing costs.  Interest in the quarter was $22 million and reflected reduced debt levels that resulted from the refinancing activities in the second quarter.  The increase in interest expense is attributable to higher long-term debt associated with the acquisition of Grey Wolf.  During the second quarter, Precision entered into interest rate agreements that effectively fixed the overall effective interest rate at current levels on approximately 83% of the term debt in the secured credit facility for the remaining term and scheduled debt repayment.

The Trust’s effective tax rate on earnings before income taxes for the first nine months of 2009 was 9% compared to 12% for the same period in 2008.

At September 30, 2009 Precision reported goodwill of $772 million of which $488 million relates to the United States contract drilling business unit. With specific reference to goodwill impairment, Precision will continue to monitor the business climate for a significant adverse change from December 31, 2008 and will test for impairment at the end of 2009.

LIQUIDITY AND CAPITAL RESOURCES
During the third quarter the balance sheet strengthened as $59 million in operating cash inflow was used to fund a $39 million change in working capital, $10 million in net capital spending and $8 million in long-term debt reduction and financing costs.  Liquidity remains sufficient as Precision reported a cash balance of $178 million and the US$260 million loan revolver in our Secured Loan Facility remains undrawn except for US$28 million in outstanding letters of credit as at September 30, 2009.  In addition to the Secured Facility, Precision has a $25 million operating facility which is utilized for working capital management and the issuance of letters of credit.

In connection with the 2008 acquisition of Grey Wolf, a subsidiary of the Trust entered into a new senior secured credit facility (the "Secured Facility") with a syndicate of lenders that is guaranteed by the Trust and was comprised of term loans and a revolving facility (the "Revolver"). Precision also entered into an unsecured bridge facility with certain of the lenders (the "Unsecured Facility" and, together with the Secured Facility, the "Credit Facilities") that was also guaranteed by the Trust.  The Credit Facilities funded the cash portion of the acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

On February 18, 2009 the Trust issued 46 million Trust units at US$3.75 per unit for gross proceeds of $217 million and proceeds net of fees and expenses of $209 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Grey Wolf acquisition.  All of the note holders with the exception of US$10,000 exercised the repurchase option.

In April, Precision announced a series of financing transactions that raised approximately $380 million which was used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of Grey Wolf.  The financing transactions enabled the repayment and retirement of Precision's Unsecured Facility loans of $296 million (US$235 million) which bore interest at 17% and allowed Precision's Secured Facility to be fully syndicated and thereby provide certainty to the cost of debt.  Precision issued $175 million of unsecured notes with an eight-year life requiring no principal payments for the first five years, and reduced the available Revolver capacity to US$260 million in conjunction with the closing of these financing transactions.

The financing transactions, coupled with the Trust's February 2009 unit offering, reduced Precision's blended interest rate to approximately 8.3%, reduced Precision's cash interest expense by approximately $70 million on an annual basis and reduced the Trust’s overall leverage.

The terms of the documents governing the Secured Facility contain provisions that in the event of default or in a liquidation scenario ensure the lenders have priority as to payment over the unitholders in respect to the assets and income of the Trust and its subsidiaries.  Amounts due and owing to the lenders under the Secured Facility must be paid before any distributions can be made to unitholders.  This relative priority of payments could result in a temporary or permanent interruption of distributions to unitholders.

As at September 30, 2009, approximately $815 million was outstanding under the Secured Facility and $175 million was outstanding under the unsecured notes.

During the nine months of 2009 the Trust generated cash from continuing operations of $434 million and issued Trust units for net proceeds of $413 million.  The cash generated was used to purchase property plant and equipment net of disposal proceeds and related non-cash working capital of $189 million, repay long-term debt of $479 million, pay additional finance charges of $22 million, and make cash distributions to unitholders of $27 million leaving a cash increase at September 30, 2009 of $130 million offset by a $14 million foreign exchange loss on holding foreign cash.

During the third quarter of 2009, working capital increased by $25 million to $279 million as Precision realized higher activity and corresponding operating results in the current quarter compared to the second quarter of 2009.

DISTRIBUTIONS
Precision converted to an income trust in 2005 as the Canadian tax rules of the day allowed the market to place a higher value for unitholders on the flow-through structure than the traditional corporate structure. In light of legislated and proposed changes, the oilfield service sector outlook and resulting financial operating performance and loan covenants the Trust continues to examine whether the current structure is optimal for Precision’s business strategy and in the best interests of unitholders.

On February 9, 2009 the Trust announced the suspension of cash distributions for an indefinite period.  The suspension of cash distributions was taken in response to lower financial operating performance at the start of 2009 and allowed Precision to increase debt repayment capability and balance sheet strength.

In calculating distributable cash, Precision made the following adjustments to cash provided by continuing operations:

•	Deducted the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

•	Deducted the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Added the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducted long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2008	2009
Quarters ended	December 31	March 31	June 30	September 30
Cash provided by continuing operations	$82,904	$201,596	$212,554	$19,948
Deduct:
Purchase of property, plant and equipment for upgrade capital	(30,506)	(13,760)	(4,040)	(4,020)
Purchase of property plant and equipment for expansion initiatives	(68,804)	(61,162)	(86,283)	(10,178)
Add:
Proceeds on the sale of property, plant and equipment	5,115	5,942	1,887	2,428
Standardized distributable cash (1)	(11,291)	132,616	124,118	8,179
Unfunded long-term incentive plan compensation	(559)	2,524	(442)	4,786
Distributable cash from continuing operations	$(11,850)	$135,140	$123,676	$12,964
Cash distributions declared	$53,522	$6,408	$-	$-

Per diluted unit information:
Cash distributions declared	$0.39	$0.04	$-	$-
Standardized distributable cash (1) (2)	$(0.08)	$0.63	$0.48	$0.03
Distributable cash from continuing operations (1) (2)	$(0.08)	$0.64	$0.48	$0.05

(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2007	2008
Quarters ended	December 31	March 31	June 30	September 30
Cash provided by continuing operations	$78,474	$57,307	$200,458	$3,241
Deduct:
Purchase of property, plant and equipment for upgrade capital	(9,241)	(2,814)	(8,864)	(17,270)
Purchase of property plant and equipment for expansion initiatives	(28,264)	(20,654)	(22,480)	(58,187)
Add:
Proceeds on the sale of property, plant and equipment	1,236	1,303	2,143	1,879
Standardized distributable cash (1)	42,205	35,142	171,257	(70,337)
Unfunded long-term incentive plan compensation	(1,817)	469	(2,166)	93
Distributable cash from continuing operations	$40,388	$35,611	$169,091	$(70,244)
Cash distributions declared	$69,166	$49,046	$49,045	$49,046

Per diluted unit information:
Cash distributions declared	$0.55	$0.39	$0.39	$0.39
Standardized distributable cash (1) (2)	$0.31	$0.26	$1.27	$(0.52)
Distributable cash from continuing operations (1) (2)	$0.30	$0.26	$1.25	$(0.52)
(1) Non-GAAP measure.  See "NON-GAAP MEASURES".
(2) Distributable cash calculations per diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

(stated in thousands of Canadian dollars)	Nine months ended September 30, 2009	Nine months ended September 30, 2008	Year ended December 31, 2008
Cash provided by continuing operations (A)	$434,098	$261,006	$343,910
Net earnings (B)	$186,588	$210,354	$302,730
Distributions declared (C)	$6,408	$147,137	$224,688
Excess of cash provided by continuing operations over distributions declared (A-C)	$427,690	$113,869	$119,222
Excess of net earnings from operating activities over distributions declared (B-C)	$180,180	$63,217	$78,042

Precision has initiated a number of cost reduction and cash generation plans designed to strengthen its capability to reduce net long-term debt and improve its underlying credit quality and capital structure.   The near-term management strategy involves retaining funds from available distributable cash to repay debt and fund required capital expenditures and finance working capital needs.  Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per unit amounts)

	2008	2009
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$335,049	$448,445	$209,597	$253,337
EBITDA (1)	134,795	169,387	59,260	85,739
Net earnings:	92,376	57,417	57,475	71,696
Per basic unit (2)	0.67	0.30	0.23	0.26
Per diluted unit (2)	0.66	0.27	0.22	0.25
Cash provided by continuing operations	82,904	201,596	212,554	19,948
Distributions declared	$77,551	$6,408	$-	$-

	2007	2008
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$248,726	$342,689	$138,514	$285,639
EBITDA (1)	103,351	147,347	35,574	118,820
Net earnings:	89,329	106,266	21,739	82,349
Per basic unit (2)	0.66	0.79	0.16	0.61
Per diluted unit (2)	0.66	0.79	0.16	0.61
Cash provided by continuing operations	78,474	57,307	200,458	3,241
Distributions declared	$99,348	$49,046	$49,045	$49,046
(1) Non-GAAP measure. See "NON-GAAP MEASURES".
 (2) Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to EBITDA.

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
EBITDA	$85,739	$118,820	$314,386	$301,741
Add (deduct):
Depreciation and amortization	(30,378)	(22,798)	(102,549)	(60,559)
Foreign exchange	63,486	2,626	105,055	3,751
Financing charges	(29,396)	(2,288)	(112,947)	(6,571)
Income taxes	(17,755)	(14,011)	(17,357)	(28,008)
Net earnings	$71,696	$82,349	$186,588	$210,354

Operating earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.  Operating earnings as calculated by Precision was changed in the year and it now excludes the effects of foreign exchange.  The revised calculation is a better reflection of results from operations without consideration as to how results were impacted by foreign exchange.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to operating earnings.

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
Operating earnings	$55,361	96,022	$211,837	241,182
Add (deduct):
Foreign exchange	63,486	2,626	105,055	3,751
Financing charges	(29,396)	(2,288)	(112,947)	(6,571)
Income taxes	(17,755)	(14,011)	(17,357)	(28,008)
Net earnings	$71,696	82,349	$186,588	210,354

Standardized distributable cash, distributable cash from continuing operations, standardized distributable cash per diluted unit and distributable cash from continuing operations per diluted unit
Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "propose", "plan", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to:  natural gas production Is expected to be down by the end of 2009; positive trends for customer cash flows may reflect an inflection point; expectations that the United States supply of natural gas will show significant declines leading to increased demand for drilling; low levels of utilization may persist; Precision's expectations as to the number of rigs running and the number of term contracts that exist and may be honoured; and that Precision's fleet has been positioned in growth basins expected to provide eventual opportunity.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2009	December 31, 2008

ASSETS

Current assets:
Cash and cash equivalents	$177,529	$61,511
Accounts receivable	266,307	601,753
Income tax recoverable	8,612	13,313
Inventory	9,108	8,652
	461,556	685,229

Income tax recoverable (note 4)	58,055	58,055
Property, plant and equipment, net of accumulated depreciation	3,065,370	3,243,213
Intangibles	3,681	5,676
Goodwill	772,199	841,529
	$4,360,861	$4,833,702

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$138,992	$270,122
Distributions payable	-	20,825
Current portion of long-term debt (note 5)	43,363	48,953
	182,355	339,900

Long-term liabilities	26,994	30,951
Long-term debt (note 5)	795,560	1,368,349
Future income taxes	700,016	770,623
	1,704,925	2,509,823
Contingencies (note 9)
Unitholders’ equity:
Unitholders’ capital (note 3)	2,770,708	2,355,590
Contributed surplus	3,223	998
Retained earnings (deficit)	132,112	(48,068)
Accumulated other comprehensive income (note 6)	(250,107)	15,359
	2,655,936	2,323,879

	$4,360,861	$4,833,702

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per unit amounts)	2009	2008	2009	2008

Revenue	$253,337	$285,639	$911,379	$766,842

Expenses:
Operating	143,059	154,323	522,411	416,308
General and administrative	24,539	12,496	74,582	48,793
Depreciation and amortization	30,378	22,798	102,549	60,559
Foreign exchange	(63,486)	(2,626)	(105,055)	(3,751)
Finance charges (note 8)	29,396	2,288	112,947	6,571
Earnings before income taxes	89,451	96,360	203,945	238,362

Income taxes: (note 4)
Current	5,216	2,121	13,380	6,818
Future	12,539	11,890	3,977	21,190
	17,755	14,011	17,357	28,008

Net earnings	71,696	82,349	186,588	210,354
Retained earnings (deficit), beginning of period	60,416	(96,196)	(48,068)	(126,110)
Distributions declared	-	(49,046)	(6,408)	(147,137)

Retained earnings (deficit), end of period	$132,112	$(62,893)	$132,112	$(62,893)
Earnings per unit: (note 10)
Basic	$0.26	$0.61	$0.77	$1.56
Diluted	$0.25	$0.61	$0.75	$1.56

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Net earnings	$71,696	$82,349	$186,588	$210,354
Unrealized loss recorded on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(154,590)	-	(265,466)	-

Comprehensive income (loss)	$(82,894)	$82,349	$(78,878)	$210,354

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Cash provided by (used in):
Operations:
Net earnings	$71,696	$82,349	$186,588	$210,354
Adjustments and other items not involving cash:
Long-term compensation plans	4,786	93	2,914	1,790
Depreciation and amortization	30,378	22,798	102,549	60,559
Future income taxes	12,539	11,890	3,977	21,190
Amortization of debt issue costs and debt settlement	7,056	-	30,119	-
Foreign exchange on long-term monetary items	(67,321)	(23)	(118,319)	(40)

Changes in non-cash working capital balances	(39,186)	(113,866)	226,270	(32,847)
	19,948	3,241	434,098	261,006

Investments:
Business acquisitions	-	(15,519)	-	(15,519)
Purchase of property, plant and equipment	(14,198)	(75,457)	(179,443)	(130,269)
Proceeds on sale of property, plant and equipment	2,428	1,879	10,257	5,325
Change in income tax recoverable	-	-	-	(55,148)
Changes in non-cash working capital balances	1,741	7,598	(20,147)	10,669
	(10,029)	(81,499)	(189,333)	(184,942)

Financing:
Increase in long-term debt	-	126,836	408,893	220,517
Repayment of long-term debt	(6,567)	-	(887,605)	(108,559)
Financing costs on long-term debt	(674)	-	(21,628)	-
Distributions paid	-	(49,046)	(27,233)	(167,258)
Issuance of trust units, net of issue costs	(533)	-	413,223	-
Change in non-cash working capital balances	(431)	-	-	-
Change in bank indebtedness	-	-	-	(14,115)
	(8,205)	77,790	(114,350)	(69,415)

Effect of exchange rate changes on cash and cash equivalents	(4,164)	-	(14,397)	-
Change in cash and cash equivalents	(2,450)	(468)	116,018	6,649
Cash and cash equivalents, beginning of period	179,979	7,117	61,511	-

Cash and cash equivalents, end of period	$177,529	$6,649	$177,529	$6,649

See accompanying notes to consolidated financial statements

 Notes to Consolidated Financial Statements (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2008 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2008.

Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064).  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new section did not have an impact on the consolidated financial statements.

Precision has a combination of equity based incentive compensation plans outstanding, some of which are settled in trust units and others that are settled in cash.  Compensation cost associated with equity settled plans is recorded at fair value and expensed over the instruments vesting period. Under Precision's option plan the fair value of the option grant is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. Forfeitures are estimated on the date of grant. Under the non-management director trust unit plan the fair value is based on the trading price of a Precision unit on the date of grant. Compensation cost associated with cash settled compensation plans is recorded at intrinsic value over the instruments vesting period. Intrinsic value is determined by the unit price at the period end applied to the units that have vested under the plan. The associated liability is included in accounts payable or long-term liabilities as appropriate.

2. Seasonality of Operations

The Trust has operations that are carried on in Canada which represent approximately 38% (2008 - 85%) of consolidated total assets as at September 30, 2009 and 45% (2008 - 86%) of consolidated revenue for the nine months ended September 30, 2009. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

3.  Unitholders’ Capital

(a) Authorized                                - unlimited number of voting Trust units
         - unlimited number of voting exchangeable LP units
(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2008	160,042,065	$ 2,353,843
Issued for cash on February 18, 2009
Issued on retraction of exchangeable LP units
Issued pursuant to private placement
Issued upon the exercise of rights on June 4, 2009
Unit issue costs, net of related tax effect of $1.9 million
	46,000,000 32,021 35,000,000 34,441,950 -	217,281 369 70,181 103,326 (10,489)
	275,516,036	$2,734,511
Warrants issued pursuant to private placement	-	34,819
Balance September 30, 2009	275,516,036	$ 2,769,330

Exchangeable LP units	Number	Amount

Balance, December 31, 2008	151,583	$ 1,747
Redeemed on retraction of exchangeable LP units	(32,021)	(369)
Balance September 30, 2009	119,562	$1,378

Summary	Number	Amount

Trust units	275,516,036	$ 2,769,330
Exchangeable LP units	119,562	1,378
Unitholders’ capital	275,635,598	$ 2,770,708

(c) Warrants:

On April 22, 2009 the Trust issued 15,000,000 purchase warrants pursuant to a private placement.  Each warrant is exercisable into a unit of the Trust at a price of $3.22 per trust unit for a period of five years from the date of issue.

4.  Income Taxes

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at September 30 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Earnings before income taxes	$89,451	$96,360	$203,945	$238,362
Federal and provincial statutory rates	29%	30%	29%	30%
Tax at statutory rates	$25,941	$28,908	$59,144	$71,509
Adjusted for the effect of:
Non-deductible expenses	1,644	288	6,372	549
Non-taxable gains	(16,206)	(501)	(18,752)	(959)
Income taxed at lower rates	(1,388)	-	(36,812)	-
Income to be distributed to unitholders, not subject to tax in the Trust	(202)	(17,000)	(2,525)	(48,569)
Other	7,966	2,316	9,930	5,478
Income tax expense	$17,755	$14,011	$17,357	$28,008
Effective income tax rate	20%	15%	9%	12%

The Trust received Notices of Reassessment in 2008 from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004.  As a result of the notices, the Trust was required to pay $37.7 million in taxes and $20.4 million in assessed interest.  The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. The Trust anticipates that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable.  No amounts related to the $58.1 million in reassessments have been expensed.

5. Long-Term Debt

	September 30, 2009	December 31, 2008
Secured facility:
Term Loan A	$330,727	$489,215
Term Loan B	484,005	489,840
Revolving credit facility	-	107,981
Unsecured facility	-	168,352
Unsecured senior notes Unsecured convertible notes:	175,000	-
3.75% notes (US $137.5 million)	-	168,413
Floating rate notes (US $124.8 million)	-	152,801
	989,732	1,576,602
Less net unamortized debt issue costs	(150,809)	(159,300)
	838,923	1,417,302
Less current portion	(43,363)	(48,953)
	$795,560	$1,368,349

At September 30, 2009 the amount drawn under the Term Loan A facility consisted of US$288.3 million (December 31, 2008 - US$381.1 million) denominated in US dollars and $21.7 million (December 31, 2008 - $22.5 million) denominated in Canadian dollars. The Term Loan B facility is denominated in US dollars and as at September 30, 2009 US$451.4 million (December 31, 2008 - US$400 million) was outstanding.

During the second quarter Precision entered into an interest rate swap arrangement to fix the libor rate at 1.7% on US$250 million of the Term A-1 facility (with scheduled reductions in the balance through September 2013 to match the reduction in principal balances) and paid US$2.1 million for an interest rate cap of 3.25% on US$350 million of the Term B facilities (with scheduled reductions in the balance through December 2013). The net amount owing under the interest rate derivative contracts is settled quarterly. At September 30, 3009 the fair value of these interest rate derivative contracts was estimated to be nominal.

During the second quarter, Precision fully repaid and cancelled the outstanding balance of the unsecured facility and completed syndication of the secured facility.

On April 22, 2009, the Trust completed a private placement of $175 million principal amount of 10% senior unsecured notes (the "Senior Notes"), which have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. The Senior Notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the secured facility. The terms of the Senior Notes contain customary negative and affirmative covenants and events of default.

During the first quarter, holders of 3.75% Notes and Floating Rate Notes representing US$137.5 million and US$124.8 million, respectively accepted the purchase offer made pursuant to change in control provisions in the indenture agreements governing the notes.   Precision was required to purchase these notes on March 24, 2009 at the principal balance plus accrued interest.

At September 30, 2009 principal repayments are as follows:

For the twelve month periods ended September 30,
2010	$ 43,363
2011	60,858
2012	74,252
2013	78,716
2014	557,543
Thereafter	175,000

6. Accumulated Other Comprehensive Income

Balance, December 31, 2008	$ 15,359
Unrealized foreign currency translation loss	(265,466)
Balance, September 30, 2009	$ (250,107)

7. Unit Based Compensation Plans

(a) Option plan:

During the second quarter the Trust implemented a unit option plan under which a combined total of 11,103,500 options to purchase units are reserved to be granted to employees.  Of the amount reserved, 1,922,200 options have been granted.  Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant.  The options vests over a period of three years from the date of grant as employees render continuous service to the Trust and have a term of seven years.

A summary of the status of the equity incentive plan as at September 30, 2009 is presented below:

	Options Outstanding	Range of exercise price	Weighted average exercise price	Options exercisable
Outstanding as at December 31, 2008	-
Granted Forfeitures	1,922,200 (26,500)	$$5.22 – 5.85 5.31 – 5.85	$$5.64 5.38	-
Outstanding as at September 30, 2009	1,895,700	$5.22 – 5.85	$5.65	-

The per unit weighted average fair value of the unit options granted during 2009 was $2.54 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2%, average expected life of four years and expected volatility of 56%. Included in net earnings for the three and nine months ended September 30, 2009 is an expense for Unit based compensation of $0.9 million and $1.1 million, respectively.

 (b) Officers and Employees

During the second quarter Precision introduced two new unit based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan.  Under the Restricted Trust Unit incentive plan units granted to eligible employees vest annually over a three year term.  Vested units are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the units as at December 31 of the vesting year.  Under the Performance Trust Unit incentive plan units granted to eligible employees vest at the end of a three year term.  Vested units are automatically paid out in cash in first quarter following the vested term at a value determined by the fair market value of the units at December 31 of the vesting year and based on the number of performance units held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s returns compared to a peer group.  Included in net earnings for the three and nine months ended September 30, 2009 is an expense of $2.9 million (2008 - $nil) and $5.3 million (2008 - $nil), respectively.

Certain liabilities under the Performance Savings Plan continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding
Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(17,156)
Balance, September 30, 2009	277,435

As at September 30, 2009 $2.0 million is included in accounts payable and accrued liabilities for outstanding DTUs.  Included in net earnings for the three and nine months ended September 30, 2009 is an expense of $0.5 million (2008 - $0.9 million expense recovery) and $0.8 million (2008 - $0.2 million), respectively.

The Trust has a Unit Appreciation Rights ("UAR") plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR's vest over a period of five years and expire ten years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at September 30, 2009 as the intrinsic value of the awards is nil.

(c)  Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer.  Under the plan 178,336 notional DTUs were granted on September 1, 2007.  The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption.  The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at September 30, 2009 $0.5 million is included in accounts payable and accrued liabilities for the outstanding DTUs. Included in net earnings for the three and nine months ended September 30, 2009 is an expense of $0.2 million (2008 - $1.5 million expense recovery) and a recovery of $0.4 million (2008 - $1.0 million expense), respectively.

(d)  Non-management directors

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number Outstanding
Balance, December 31, 2008	54,543
Granted	199,065
Issued as a result of distributions	2,051

Balance, September 30, 2009	255,659

Included in net earnings for the three and nine months ended September 30, 2009 as unit based compensation with a corresponding increase in contributed surplus, is $262,000 (2008 - $256,000) and $1.1 million (2008 - $691,000), respectively.

8.  Finance Charges

The following table provides a summary of the finance charges:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Interest:
Long-term debt	$21,794	$2,367	$80,262	$6,711
Other Income Amortization of debt issue costs Loss on settlement of unsecured aclity (note 5)	635 (89) 7,056 -	12 (91) - -	2,856 (290) 20,220 9,899	111 (251) - -
Finance charges	$29,396	$2,288	$112,947	$6,571

9.  Contingencies

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $395 million, including $58 million recorded as a long-term receivable.

10.  Per Unit Amounts

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Net earnings - basic Impact of assumed conversion of convertible debt, net of tax	$71,696 -	$82,349 -	$186,588 1,723	$210,354 -
Net earnings - diluted	$71,696	$82,349	$188,311	$210,354
Weighted average units outstanding	275,636	125,758	233,119	125,758
Effect of rights offering	-	9,007	8,236	9,007
Weighted average units outstanding - basic	275,636	134,765	241,355	134,765
Effect of trust unit warrants Effect of stock options and other equity compensation plans	7,335 218	- 36	4,227 155	- 27
Effect of convertible debt	-	-	5,195	-

Effect of rights offering	-	3	456	2
Weighted average units outstanding - diluted	283,189	134,804	251,388	134,794

11.   Segmented Information

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

Three months ended September 30, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$216,391	$38,738	$-	$(1,792)	$253,337
Segment profit (loss)	60,484	4,536	(9,659)	-	55,361
Depreciation and amortization	25,610	3,714	1,054	-	30,378
Total assets	3,721,044	399,172	240,645	-	4,360,861
Goodwill	660,060	112,139	-	-	772,199
Capital expenditures	11,862	501	1,835	-	14,198

Three months ended September 30, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$212,567	$76,701	$-	$(3,629)	$285,639
Segment profit (loss) (1)	79,389	21,604	(4,971)	-	96,022
Depreciation and amortization	15,207	6,623	968	-	22,798
Total assets	1,426,832	473,308	73,995	-	1,974,135
Goodwill	172,440	112,139	-	-	284,579
Capital expenditures	68,435	6,066	956	-	75,457

Nine months ended September 30, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$791,496	$127,303	$-	$(7,420)	$911,379
Segment profit (loss)	221,536	17,411	(27,110)	-	211,837
Depreciation and amortization	87,007	12,405	3,137	-	102,549
Total assets	3,721,044	399,172	240,645	-	4,360,861
Goodwill	660,060	112,139	-	-	772,199
Capital expenditures	171,769	1,022	6,652	-	179,443

Nine months ended September 30, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$547,938	$228,980	$-	$(10,076)	$766,842
Segment profit (loss) (1)	203,252	64,277	(26,347)	-	241,182
Depreciation and amortization	38,817	18,943	2,799	-	60,559
Total assets	1,426,832	473,308	73,995	-	1,974,135
Goodwill	172,440	112,139	-	-	284,579
Capital expenditures	113,247	15,247	1,775	-	130,269

(1)	Amounts have been restated to effect the removal of foreign exchange expense which is now excluded from the calculation of segment profit.

A reconciliation of segment profit to earnings from before income taxes is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Stated In thousands of Canadian dollars)	2009	2008	2009	2008
Total segment profit	$55,361	$96,022	$211,837	$241,182
Add (deduct):
Foreign exchange	63,486	2,626	105,055	3,751
Finance charges	(29,396)	(2,288)	(112,947)	(6,571)

Earnings before income taxes	$89,451	$96,360	$203,945	$238,362

The Trust's operations are carried on in the following geographic locations:

Three months ended September 30, 2009	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$126,690	$120,872	$6,148	$(373)	$253,337
Total Assets	1,671,133	2,632,495	57,233	-	4,360,861
Three months ended September 30, 2008	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$238,596	$47,152	$238	$(347)	$285,639
Total Assets	1,672,334	296,041	5,760	-	1,974,135

Nine months ended September 30, 2009	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$410,987	$484,747	$18,627	$(2,982)	$911,379
Total Assets	1,671,133	2,632,495	57,233	-	4,360,861
Nine months ended September 30, 2008	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$658,959	$104,885	$4,069	$(1,071)	$766,842
Total Assets	1,672,334	296,041	5,760	-	1,974,135

 12.   Financial Instruments

(a) Interest rate risk
As at September 30, 2009 approximately 83% of Precision’s $990 million of long-term debt is subject to fixed interest rates after taking into consideration the interest rate derivatives.  As a result, Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates.   Applying a 100 basis points change in interest rates to the long-term debt balance at September 30, 2009, with all other variables held constant, would impact earnings, on a go forward basis by approximately $0.6 million.

(b) Liquidity risk
The following are the contractual maturities of the Trust's long-term debt obligations as at September 30, 2009:

(Stated in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt	$6,567	$52,011	$60,858	$78,716	$239,434	$552,146	$989,732
Interest on long-term debt (1)	20,684	80,434	76,188	71,566	65,946	69,527	384,345
Total	$27,251	$132,445	$137,046	$150,282	$305,380	$621,673	$1,374,077

(1) - interest has been calculated based  upon debt balances, interest rates and foreign exchange rates in effect as at September 30, 2009.

2009 THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on Thursday, October 22, 2009.

The conference call dial in numbers are 800-565-0813 or 416-695-6616

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting "Investor Centre", then "Webcasts".  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until October 29, 2009 by dialing 1-800-408-3053 or 416-695-5800, pass code 1054784.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com